UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of October 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Sierra Wireless AirPrime® HL78 LPWA Modules Set to Roll out Globally With KDDI and AT&T LTE-M Network Certifications

Industry’s smallest, lowest power multi-mode LPWA modules with integrated GNSS, security and SIM are certified for KDDI and AT&T LTE-M (Cat-M1/eMTC) networks

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 17, 2018--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced that Sierra Wireless AirPrime® HL78 LTE-M/NB-IoT embedded wireless modules, are now certified to operate on both KDDI’s LTE-M network in Japan and AT&T’s LTE-M network in the United States. As a rapidly growing list of operators deploys LTE-M and NB-IoT networks across the globe, these are the first of many certifications for the HL78 modules.

“Sierra Wireless’ modules provide exceptional low-power performance that will dramatically extend battery life and enable many new applications on KDDI’s LTE-M network,” said Hiroyuki Kimura, Deputy General Manager, IoT Business Development Division, KDDI. “We’re pleased to work with Sierra Wireless and Altair to certify the HL78 modules.”

“These certifications pave the way for our LPWA customers to support large-scale IoT deployments in smart energy, tracking, industrial asset management, home security, patient monitoring, wearables and any other application requiring low power and extended coverage,” said Dan Schieler, Senior Vice President and General Manager, OEM Solutions at Sierra Wireless. “As an original contributor to the formation of the LPWA standards, we’re excited to see the transformation that LTE-M and NB-IoT networks will bring to IoT applications around the globe.”

Advantages of LTE-M and NB-IoT compared to traditional cellular connectivity options include:

  Longer battery life targeting up to 10 years;
  Superior coverage for IoT devices underground and deep inside buildings; and
  Reduced module and deployment cost.

Sierra Wireless’ HL78 embedded modules use the ALT1250 radio baseband chipset from strategic partner Altair.

“The strength of our ongoing partnership with Sierra Wireless helped us rapidly integrate and certify our ALT1250 chipset into the compact HL78 modules,” said Ilan Reingold, Vice President, Business Development and Marketing at Altair Semiconductor (A Sony Group Company). “The comprehensive market-leading efficiency of the HL78 modules will be the catalyst for a new generation of IoT applications.”

AirPrime® HL78 modules deliver best-in-class power performance, extending the life of battery-operated devices by 5-10 times compared to other available LTE-M/NB-IoT modules. This new level of ultra-low power consumption, with improved wake-up and sleep mode responsiveness, makes HL78 the module of choice for any power-constrained IoT application.

In addition to low-power performance unique to the HL78 design, the modules integrate GNSS tracking capability, security and an embedded SIM in a new compact CF3® size (18mm x15mm) that is pin-to-pin compatible with other HL Series modules. Customers have the flexibility to deploy the same device on global LTE-M (Cat-M1/eMTC) and NB-IoT (Cat-NB1) networks, with support for more than 20 LTE frequency bands in addition to optional 2G fallback. Built-in security, including HTTPS, secure socket, secure boot and free unlimited firmware over-the-air (FOTA) updates from the AirVantage® device management IoT Platform, helps customers ensure HL78 deployments are future-proof and secure.

For more information about AirPrime HL7800 embedded modules and where they plan to launch next, visit: https://www.sierrawireless.com/products-and-solutions/embedded-solutions/products/hl7800. To contact the Sierra Wireless Sales Desk, call 1-877-687-7795 or visit https://www.sierrawireless.com/sales.

Resources:

  Blog: Three Reasons to Start with Sierra for Your Global Low Power Wide Area (LPWA) IoT Solutions
  Infographic: What is LPWA?
  Webinar: Designing Low-Power Applications for LTE-M and NB-IoT LPWA Networks
  White papers: Evaluation of LTE-M Towards 5G IoT Requirements, LPWA Technologies: Separating Fact from Fiction
  Product Data Sheets: HL7800 and HL7802

Note to editors:

To view and download images of Sierra Wireless products, please visit https://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit https://www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at https://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

About Altair Semiconductor

Altair Semiconductor, a subsidiary of Sony Semiconductor Solutions Corporation, is a leading provider of Internet of Things (IoT) chipsets, enabling the connection of Things to the internet through cellular networks. The company's flagship ALT1250 is the smallest and most highly integrated LTE Cat-M and NB-IoT chipset, featuring ultra-low power consumption, hardware-based security, global oneSKU, application MCU and GNSS. Altair partners with leading global OEMs and ODMs to provide low-power and cost-efficient modules for a range of industrial and consumer IoT applications, such as trackers, smart meters, wearables and vehicle telematics. Altair's chipsets have been commercially deployed on the world's most advanced LTE networks. For more information, visit www.altair-semi.com. Follow Altair on Twitter: @AltairSemi.

“Sierra Wireless”, “AirPrime”, “AirVantage” and “CF3” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
For Sierra Wireless
Media:
Kim Homeniuk, +1-604-233 8028
khomeniuk@sierrawireless.com
or
Investors:
David Climie, +1-604-231-1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	October 17, 2018